Exhibit 99.4

Capitalization & Indebtedness

The following table sets out our unaudited consolidated capitalization in accordance with IFRS as issued by the IASB.

September 30, 2025 £ 000
Cash and cash equivalents	91,716
Equity:
Share capital	78
Share premium	652,596
Treasury share reserve	(803)
Other reserves	132,205
Accumulated deficit	(876,173)
Total Shareholder’s deficit):	(92,097)
Debt:
Financial liabilities at fair value through profit and loss(1)	185,819
Non-current lease liabilities	2,505
Warrant liabilities	258
Current lease liabilities	924
Total capitalization	97,409

(1)       Secured.